January 30, 2019

Faxian Qian
President and Cheif Executive Officer
JS Beauty Land Network Technology Inc.
No. 99, Taihu Road, Yancheng
Jiangsu Province, China

       Re: JS Beauty Land Network Technology Inc.
           Registration Statement on Form S-1
           Filed December 14, 2018
           File No. 333-228807

Dear Mr. Qian:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed Decemebr 14, 2018

Plan of Distribution, page 27

1. We note that there is no public trading market for your common stock. We further note that you state a fixed price at which shares will be sold by the company in your offering.
       Please revise your prospectus in appropriate places to also disclose a fixed price at which shares will be sold by the selling shareholders in your offering. Refer to Item 501(b)(3) of
       Regulation S-K. In addition, please revise your plan of distribution to address the resale component of your offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Faxian Qian
JS Beauty Land Network Technology Inc.
January 30, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Lilyanna Peyser,
Special Counsel, at 202-551-3222 with any questions.



                                                           Sincerely,
FirstName LastNameFaxian Qian
                                                    Division of Corporation
Finance
Comapany NameJS Beauty Land Network Technology Inc.
                                                    Office of Consumer Products
January 30, 2019 Page 2
cc:       Robert L. B. Diener
FirstName LastName